Exhibit 99.2

Magna International Inc.

Second Quarter Report

2026

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2026 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2025 included in our 2025 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at July 30, 2026.

HIGHLIGHTS

Comparing the second quarters of 2026 and 2025:

•	Global light vehicle production decreased 2%, including 1% lower production in each of North America and Europe, and 3% lower production in China.

•	Total sales increased 3% to $11.0 billion, largely reflecting the launch of new programs and the strengthening of currencies against the U.S. dollar, partially offset by the end of production of certain programs, lower global light vehicle production, and lower complete vehicle assembly sales.

•	Income from operations before income taxes increased 21% to $599 million, and Adjusted EBIT(1) increased 16% to $677 million, reflecting the impact of productivity and efficiency improvements, net transactional foreign exchange gains, earnings on higher sales, and recoveries for tariffs and lower tariff costs incurred, partially offset by lower net favourable commercial items, net unfavourable product mix, higher input/commodity costs and higher incentive compensation.

•	Adjusted EBIT as a percentage of sales(1) increased 70 basis points to 6.2%.

•	Diluted earnings per share was $1.72, compared to $1.35 last year, and Adjusted EPS(1) was $1.86, up 29% from last year. The increase in Adjusted EPS was mainly due to the higher Adjusted EBIT, a 3% decrease in weighted average diluted shares outstanding as a result of share repurchases subsequent to the second quarter of 2025 and lower interest expense, partially offset by higher income taxes.

•	Cash from operating activities increased 52% to $954 million, primarily driven by higher net income and favourable changes in operating assets and liabilities.

In addition, during the second quarter of 2026, we:

•	Returned $598 million to shareholders through $465 million in share repurchases and $133 million paid in dividends;

•	Earned five 2025 General Motors Supplier of the Year awards, across five product categories;

•	Were awarded a Driver and Occupant Monitoring system program with a European OEM;

•	Were awarded an 800-volt eDrive program with Chery Automotive; and

•	Completed the sale of our European Lighting business.

1   Adjusted EBIT, Adjusted EBIT as a percentage of sales, and Adjusted EPS are Non-GAAP financial measures. Refer to the section "Use of Non-GAAP Measures".

Magna International Inc. Second Quarter Report 2026	1

OVERVIEW

OUR BUSINESS

Magna is one of the world's largest automotive suppliers and a trusted partner to automakers in the industry's most critical markets – North America, Europe, and China. With operations in 28 countries, we combine global scale with trusted reliability and proven execution. Backed by nearly seven decades of experience, we bring together deep manufacturing expertise with innovative vehicle systems to deliver performance, safety, and quality. For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

INDUSTRY TRENDS & RISKS

Our business and operating results are dependent on light vehicle production by our customers in three key regions – North America, Europe, and China. While we supply systems and components to many original equipment manufacturers ["OEMs"] globally, we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes may be impacted by a range of factors, including: geopolitical factors, such as military conflicts and tariffs; supply chains, including disruption to supply of and/or increased costs of steel, aluminum, resins, and energy supplies, as well as semiconductor and memory (DRAM) chips; OEM, supplier or sub-supplier disruptions; relative currency values; commodity prices; infrastructure; labour disruptions, as well as the availability and relative cost of skilled labour; regulatory frameworks; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which may impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; and considerations applicable to EVs, including EV range, charging infrastructure, electricity pricing, and availability of government rebates.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there are a number of significant industry trends that are shaping the future of the industry and creating opportunities and risks for automotive suppliers. We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry. Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties. Significant industry trends, our business strategy and the major risks we face, are discussed in our Annual Information Form ["AIF"] and Annual Report on Form 40-F ["Form 40-F"] in respect of the year ended December 31, 2025, together with subsequent filings. Those industry trends and risk factors remain substantially unchanged in respect of the second quarter ended June 30, 2026, except as follows:

•	Non-Renewal of the USMCA: On July 1, 2026, the governments of the United States, Mexico, and Canada conducted the first joint review of the United States-Mexico-Canada Agreement ["USMCA"] as required under the agreement. The United States declined to extend the USMCA at that time and, as a result, the parties have entered an annual joint review process which will continue until the parties agree to an extension or until the USMCA expires on July 1, 2036. While the USMCA currently remains in full force and effect, the annual joint review process introduces additional uncertainty regarding the future terms of North American free trade. Such uncertainty may adversely affect Magna and our customers' investment, sourcing, production, and capital allocation decisions, as well as increase costs and volatility within North American supply chains.

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USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this MD&A includes the use of Adjusted earnings before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share ["Adjusted EPS"], Adjusted Return on Invested Capital, and Adjusted income taxes [collectively, the "Non-GAAP Measures"]. We believe these Non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted EPS, Adjusted Return on Invested Capital, and Adjusted income taxes provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" and "Income Taxes" section of this MD&A.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months				For the six months
	ended June 30,				ended June 30,
	2026	2025	Change		2026	2025	Change
1 Canadian dollar equals U.S. dollars	0.723	0.723		—	0.726	0.710	+	2%
1 euro equals U.S. dollars	1.163	1.134	+	3%	1.167	1.093	+	7%
1 Chinese renminbi equals U.S. dollars	0.147	0.138	+	7%	0.146	0.138	+	6%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases, or sales denominated in foreign currencies). However, as a result of our hedging programs, foreign currency transactions in the current period may not have been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation's functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months				For the six months
	ended June 30,				ended June 30,
	2026	2025	Change		2026	2025	Change
North America	3,926	3,981	-	1%	7,569	7,670	-	1%
Europe	4,330	4,376	-	1%	8,560	8,609	-	1%
China	7,476	7,744	-	3%	13,722	14,803	-	7%
Other	6,800	6,834		—	13,811	13,857		—
Global	22,532	22,935	-	2%	43,662	44,939	-	3%

Magna International Inc. Second Quarter Report 2026	3

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED JUNE 30, 2026

SALES

Sales increased 3%, or $349 million, to $10.98 billion for the second quarter of 2026 compared to $10.63 billion for the second quarter of 2025 primarily due to:

•	the launch of new programs during or subsequent to the second quarter of 2025; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $172 million.

These factors were partially offset by:

•	the end of production of certain programs;

•	lower light vehicle production in North America, Europe and China;

•	lower engineering revenue, primarily in our Complete Vehicles segment; and

•	net customer price concessions subsequent to the second quarter of 2025.

COST OF GOODS SOLD

	For the three months
	ended June 30,
	2026	2025	Change
Material	$6,676	$6,492	$184
Direct labour	784	745	39
Overhead	1,908	1,890	18
Cost of goods sold	$9,368	$9,127	$241

Cost of goods sold increased $241 million to $9.37 billion for the second quarter of 2026 compared to $9.13 billion for the second quarter of 2025, primarily due to:

•	higher material, direct labour, and overhead associated with higher organic sales;

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar costs of goods sold by $145 million;

•	higher commodity costs;

•	net commercial items, which had an unfavourable impact on a year-over-year basis; and

•	higher pre-operating costs incurred at new facilities.

These factors were partially offset by:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;

•	recoveries for tariffs and lower tariff costs incurred; and

•	lower net engineering costs on lower engineering revenue, primarily in our Complete Vehicles segment.

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SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense increased $20 million to $585 million for the second quarter of 2026 compared to $565 million for the second quarter of 2025, primarily as a result of:

•	higher implementation costs related to operational excellence initiatives;

•	higher incentive and stock-based compensation expense;

•	higher professional fees; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased SG&A by $10 million.

These factors were partially offset by:

•	higher net transactional foreign exchange gains in the second quarter of 2026 compared to net transactional foreign exchange losses during the second quarter of 2025; and

•	lower labour and benefits costs.

DEPRECIATION

Depreciation increased $7 million to $395 million for the second quarter of 2026 compared to $388 million for the second quarter of 2025, primarily due to:

•	increased capital deployed at new and existing facilities, including to support the launch of programs;

•	the net strengthening of foreign currencies against the U.S. dollar, which increased depreciation by $6 million; and

•	the end of production of certain programs.

These factors were partially offset by lower depreciation expense related to assets classified as held for sale as of March 31, 2026.

AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS

Amortization of acquired intangible assets decreased $12 million to $17 million for the second quarter of 2026 compared to $29 million for the second quarter of 2025 primarily due to the impairment of acquired intangible assets at an Electronics facility in our Power & Vision segment during the fourth quarter of 2025.

INTEREST EXPENSE, NET

During the second quarter of 2026, we recorded net interest expense of $37 million compared to $52 million for the second quarter of 2025. The $15 million decrease was primarily a result of lower interest expense on decreased long-term debt and short-term borrowings, and higher interest income on higher average cash and cash equivalents balances.

EQUITY INCOME

Equity income increased $13 million to $45 million for the second quarter of 2026 compared to $32 million for the second quarter of 2025, primarily as a result of:

•	net productivity and efficiency improvements;

•	net commercial items within our Power & Vision segment, which had a favourable impact on a year-over-year basis; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased equity income by $3 million.

Magna International Inc. Second Quarter Report 2026	5

OTHER EXPENSE, NET

	For the three months
	ended June 30,
	2026	2025
Restructuring activities (1)	$15	$13
Loss on assets held for sale (2)	11	—
Impacts related to Fisker (3)	(2)	—
Investments (4)	—	(7)
Other expense, net	$24	$6

(1)	Restructuring activities

	For the three months
	ended June 30,
	2026	2025
Seating Systems	$10	$—
Power & Vision	5	13
Complete Vehicles	—	—
Other expense, net	15	13
Tax effect	(1)	(4)
Net loss attributable to Magna	$14	$9

During the second quarter of 2026, we recorded restructuring charges of $10 million [$9 million after tax] in our Seating Systems segment related to plant closures and consolidations at facilities in Europe. In our Power & Vision segment, we recorded $3 million [$3 million after tax] of equity losses associated with our share of restructuring activities at an equity method investee and $2 million [$2 million after tax] of restructuring charges related to rightsizing activities at a facility in Europe.

During the second quarter of 2025, we recorded $7 million of charges related to significant rightsizing activities at a facility in Europe, as well as $6 million of restructuring charges associated with our acquisition of the Veoneer Active Safety Business.

(2)	Loss on assets held for sale

	Three months ended			Six months ended
	June 30,			June 30,
		Rooftop			Rooftop
	Lighting	Systems	Total	Lighting	Systems	Total
Total asset impairment	$5	$7	$12	$421	$74	$495
Costs to sell incurred	—	1	1	2	1	3
Total impairment loss	5	8	13	423	75	498

Gain on disposal	(2)	—	(2)	(2)	—	(2)
Other expense, net	3	8	11	421	75	496
Tax effect	—	—	—	(33)	—	(33)
Net loss attributable to Magna	$3	$8	$11	$388	$75	$463

Sale of Lighting and Rooftop Systems Businesses

During the first quarter of 2026, we entered into definitive agreements to sell our European Lighting business and our Rooftop Systems business to Mutares SE & Co. KGaA ["Mutares"]. As of March 31, 2026, we committed to a plan to sell our Lighting business in North America, South America, and China ["Lighting Rest of World"], and in the second quarter of 2026, entered into a definitive agreement with AURELIUS Investment Lux Alpha SARL to sell the Lighting Rest of World business.

During the three and six months ended June 30, 2026, we recognized an impairment loss of $13 million and $498 million, respectively, related to the held for sale assets of our Lighting and Rooftop Systems businesses. On June 29, 2026, we completed the sale of our European Lighting business to Mutares and provided the buyer with $18 million of funding, net of transaction costs. We recognized a gain on disposal of $2 million [$2 million after tax] upon closing.

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(3)	Impacts related to Fisker

During the second quarter of 2026, we recognized a gain of $2 million [$2 million after tax] related to the settlement of claims associated with Fisker's bankruptcy.

(4)	Investments

	For the three months
	ended June 30,
	2026	2025
Net revaluation gains on public and private equity investments	$—	$(4)
Gain on sales of public equity investments	—	(3)
Other income, net	—	(7)
Tax effect	—	2
Net gain attributable to Magna	$—	$(5)

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $599 million for the second quarter of 2026 compared to $496 million for the second quarter of 2025. The $103 million increase is a result of the following changes, each as discussed above:

	For the three months
	ended June 30,
	2026	2025	Change (i)
Sales	$10,980	$10,631	$349

Costs and expenses
Cost of goods sold	9,368	9,127	(241)
Selling, general & administrative	585	565	(20)
Depreciation	395	388	(7)
Amortization of acquired intangible assets	17	29	12
Interest expense, net	37	52	15
Equity income	(45)	(32)	13
Other expense, net	24	6	(18)
Income from operations before income taxes	$599	$496	$103

(i)	Change represents the increase (decrease) on Income from operations before income taxes.

INCOME TAXES

	For the three months ended June 30,
	2026		2025
Income taxes as reported	$120	20.0%	$102	20.6%
Tax effect on Other expense, net and
Amortization of acquired intangible assets	2	(0.9)	7	(0.1)
Adjusted income taxes	$122	19.1%	$109	20.5%

Excluding the tax effect on Other expense, net and Amortization of acquired intangible assets, our effective income tax rate decreased to 19.1% for the second quarter of 2026, compared to 20.5% for the second quarter of 2025, primarily due to a reduction of accrued tax on undistributed foreign earnings from North America and higher utilization of losses previously not benefited in Europe. These factors were partially offset by unfavourable changes in our reserves for uncertain tax positions.

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $10 million for the second quarter of 2026 compared to $15 million for the second quarter of 2025. The $5 million decrease was primarily due to lower income at certain entities in China.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. was $469 million for the second quarter of 2026 compared to $379 million for the second quarter of 2025. This $90 million increase was as a result of an increase in income from operations before income taxes of $103 million, and a decrease in income attributable to non-controlling interests of $5 million, partially offset by an increase in income taxes of $18 million.

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EARNINGS PER SHARE

	For the three months
	ended June 30,
	2026	2025	% Change
Earnings per Common Share
Basic	$1.73	$1.35	+	28%
Diluted	$1.72	$1.35	+	27%

Weighted average number of Common Shares outstanding (millions)
Basic	271.2	281.7	-	4%
Diluted	273.2	281.7	-	3%

Adjusted EPS	$1.86	$1.44	+	29%

Diluted earnings per share was $1.72 for the second quarter of 2026, compared to diluted earnings per share of $1.35 for the second quarter of 2025. The $0.37 increase was driven primarily by higher net income attributable to Magna International Inc., as discussed above, and a decrease in the weighted average number of diluted shares outstanding. The decrease in the weighted average number of diluted shares outstanding was substantially due to the purchase and cancellation of Common Shares subsequent to the second quarter of 2025, pursuant to our normal course issuer bid, partially offset by the impact of equity-based compensation during the same period.

Other expense, net, and Amortization of acquired intangible assets, each after tax, negatively impacted diluted earnings per share by $0.14 in the second quarter of 2026 and $0.09 in the second quarter of 2025, respectively. Adjusted EPS, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $1.86 for the second quarter of 2026, compared to $1.44 for the second quarter of 2025, an increase of $0.42 or 29%.

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NON-GAAP PERFORMANCE MEASURES – FOR THE THREE MONTHS ENDED JUNE 30, 2026

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment, as well as the impact each segment's changes had on Magna's Adjusted EBIT as a percentage of sales, for the second quarter of 2026 compared to the second quarter of 2025:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
Second quarter of 2025	$10,631	$583		5.5%
Increase (decrease) related to:
Body Exteriors & Structures	168	13		—
Power & Vision	236	83	+	0.7%
Seating Systems	15	9	+	0.1%
Complete Vehicles	(66)	9	+	0.1%
Corporate and Other	(4)	(20)	-	0.2%
Second quarter of 2026	$10,980	$677		6.2%

Adjusted EBIT as a percentage of sales increased to 6.2% for the second quarter of 2026 compared to 5.5% for the second quarter of 2025 primarily due to:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;

•	net transactional foreign exchange gains in the second quarter of 2026, compared to net transactional foreign exchange losses in the second quarter of 2025;

•	earnings on higher organic sales;

•	recoveries for tariffs and lower tariff costs incurred; and

•	higher equity income, including a favourable commercial item during the second quarter of 2026.

These factors were partially offset by:

•	net commercial items, which had an unfavourable impact on a year-over-year basis;

•	net unfavourable product mix;

•	higher commodity costs partially offset by higher scrap recoveries;

•	higher incentive and stock-based compensation and employee profit sharing;

•	higher professional fees; and

•	lower income on lower engineering revenue.

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ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital increased to 12.5% for the second quarter of 2026, compared to 9.6% for the second quarter of 2025, as a result of an increase in Adjusted After-tax operating profits, and lower Average Invested Capital.

Average Invested Capital decreased $1.81 billion to $17.58 billion for the second quarter of 2026, compared to $19.39 billion for the second quarter of 2025, primarily due to:

•	long-lived asset impairments during or subsequent to the second quarter of 2025;
•	average depreciation expense on fixed assets in excess of average investment in fixed assets;
•	average amortization expense on operating lease right-of-use assets in excess of average investment in operating lease right-of-use assets; and
•	a decrease in average operating assets and liabilities.

These factors were partially offset by:

•	the net strengthening of foreign currencies against the U.S. dollar; and
•	higher net investments in public and private equity companies.

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SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. We also have electronic and software capabilities across many of these areas.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	For the three months ended June 30,
	Sales			Adjusted EBIT
	2026	2025	Change	2026	2025	Change
Body Exteriors & Structures	$4,421	$4,253	$168	$360	$347	$13
Power & Vision	4,093	3,857	236	245	162	83
Seating Systems	1,448	1,433	15	51	42	9
Complete Vehicles	1,160	1,226	(66)	37	28	9
Corporate and Other	(142)	(138)	(4)	(16)	4	(20)
Total reportable segments	$10,980	$10,631	$349	$677	$583	$94

BODY EXTERIORS & STRUCTURES

	For the three months ended June 30,
	2026	2025	Change
Sales	$4,421	$4,253	$168	+	4%
Adjusted EBIT	$360	$347	$13	+	4%
Adjusted EBIT as a percentage of sales	8.1%	8.2%		-	0.1%

Sales – Body Exteriors & Structures

Sales increased 4%, or $168 million, to $4.42 billion for the second quarter of 2026, compared to $4.25 billion for the second quarter of 2025, primarily due to:

•	the launch of programs during or subsequent to the second quarter of 2025;
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $41 million; and
•	net commercial items, which had a favourable impact on a year-over-year basis.

These factors were partially offset by:

•	the end of production of certain programs;
•	lower light vehicle production in North America, Europe and China; and
•	net customer price concessions.

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Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT increased $13 million to $360 million for the second quarter of 2026, compared to $347 million for the second quarter of 2025, while Adjusted EBIT as a percentage of sales decreased to 8.1% from 8.2%. Factors favourably impacting Adjusted EBIT and Adjusted EBIT as a percentage of sales included:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;
•	earnings on higher organic sales; and
•	net transactional foreign exchange gains in the second quarter of 2026, compared to net transactional foreign exchange losses in the second quarter of 2025.

Factors unfavourably impacting Adjusted EBIT and Adjusted EBIT as a percentage of sales included:

•	net unfavourable product mix; and
•	higher commodity costs partially offset by higher scrap recoveries.

POWER & VISION

	For the three months ended June 30,
	2026	2025	Change
Sales	$4,093	$3,857	$236	+	6%
Adjusted EBIT	$245	$162	$83	+	51%
Adjusted EBIT as a percentage of sales	6.0%	4.2%		+	1.8%

Sales – Power & Vision

Sales increased 6%, or $236 million, to $4.09 billion for the second quarter of 2026, compared to $3.86 billion for the second quarter of 2025, primarily due to:

•	the launch of programs during or subsequent to the second quarter of 2025; and
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $85 million.

These factors were partially offset by:

•	the end of production of certain programs;
•	lower light vehicle production in North America, Europe and China;
•	net commercial items, which had an unfavourable impact on a year-over-year basis; and
•	net customer price concessions.

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Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $83 million to $245 million for the second quarter of 2026, compared to $162 million for the second quarter of 2025, and Adjusted EBIT as a percentage of sales increased to 6.0% from 4.2%. These increases were primarily due to:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;
•	earnings on higher organic sales;
•	net transactional foreign exchange gains in the second quarter of 2026, compared to net transactional foreign exchange losses in the second quarter of 2025;
•	recoveries for tariffs and lower tariff costs incurred;
•	higher equity income, including a favourable commercial item during the second quarter of 2026; and
•	the net strengthening of foreign currencies against the U.S. dollar, which had a $9 million favourable impact on reported U.S. dollar Adjusted EBIT.

These factors were partially offset by:

•	net commercial items, which had an unfavourable impact on a year-over-year basis;
•	net unfavourable product mix; and
•	higher commodity costs.

SEATING SYSTEMS

	For the three months ended June 30,
	2026	2025	Change
Sales	$1,448	$1,433	$15	+	1%
Adjusted EBIT	$51	$42	$9	+	21%
Adjusted EBIT as a percentage of sales	3.5%	2.9%		+	0.6%

Sales – Seating Systems

Sales increased 1%, or $15 million, to $1.45 billion for the second quarter of 2026, compared to $1.43 billion for the second quarter of 2025, primarily due to:

•	the launch of programs during or subsequent to the second quarter of 2025; and
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $20 million.

These factors were partially offset by:

•	the end of production of certain programs;
•	lower light vehicle production in North America, Europe and China; and
•	net customer price concessions.

Magna International Inc. Second Quarter Report 2026	13

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT increased $9 million to $51 million for the second quarter of 2026, compared to $42 million for the second quarter of 2025, and Adjusted EBIT as a percentage of sales increased to 3.5% from 2.9%. These increases were primarily due to:

•	recoveries for tariffs, net of higher tariff costs incurred;
•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;
•	lower pre-operating costs incurred at new facilities; and
•	earnings on higher organic sales.

These factors were partially offset by:

•	higher launch costs;
•	higher warranty costs of $4 million; and
•	net commercial items, which had an unfavourable impact on a year-over-year basis.

COMPLETE VEHICLES

	For the three months ended June 30,
	2026	2025	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	28.9	16.3	+	12.6	+	77%
Sales	$1,160	$1,226		$(66)	-	5%
Adjusted EBIT	$37	$28		$9	+	32%
Adjusted EBIT as a percentage of sales	3.2%	2.3%			+	0.9%

(i)   Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales decreased 5%, or $66 million, to $1.16 billion for the second quarter of 2026, compared to $1.23 billion for the second quarter of 2025, while complete vehicle assembly volumes increased 77%. The increase in volumes was primarily due to higher volumes with value-added contractual arrangements.

The decrease in sales is primarily a result of the end of production of certain programs with full-costed contractual arrangements, and lower engineering revenue. These factors were partially offset by a $30 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar, and the launch of certain programs with value-added contractual arrangements during the third quarter of 2025.

14	Magna International Inc. Second Quarter Report 2026

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT increased $9 million to $37 million for the second quarter of 2026, compared to $28 million for the second quarter of 2025, and Adjusted EBIT as a percentage of sales increased to 3.2% from 2.3%. These increases were primarily due to:

•	higher earnings due to net favourable program mix; and
•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions.

These factors were partially offset by:

•	lower income on lower engineering revenue; and
•	net commercial items, which had an unfavourable impact on a year-over-year basis.

CORPORATE AND OTHER

Adjusted EBIT was a loss of $16 million for the second quarter of 2026 compared to income of $4 million for the second quarter of 2025. The $20 million decrease was primarily the result of:

•	higher professional fees;
•	higher incentive and stock-based compensation expense;
•	higher restructuring costs;
•	higher costs to accelerate our operational excellence initiatives; and
•	lower equity income.

These factors were partially offset by:

•	higher net transactional foreign exchange gains in 2026 compared to 2025; and
•	lower investments in research and development.

Magna International Inc. Second Quarter Report 2026	15

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	For the three months ended June 30,
	2026	2025	Change
Net income	$479	$394
Items not involving current cash flows	382	368
	861	762	$99
Changes in operating assets and liabilities	93	(135)	228
Cash provided from operating activities	$954	$627	$327

Cash provided from operating activities

Comparing the second quarter of 2026 to 2025, cash provided from operating activities increased by $327 million primarily as a result of higher changes in operating assets and liabilities, higher net income, and higher items not involving current cash flows. The key components of this increase were:

•	a $305 million decrease in cash paid for materials and overhead;
•	a $74 million decrease in cash taxes;
•	a $31 million increase in dividends received from equity investments; and
•	a $17 million decrease in cash interest paid.

These factors were partially offset by a $51 million decrease in cash received from customers and a $49 million increase in cash paid for labour.

Changes in operating assets and liabilities

During the second quarter of 2026, we generated $93 million from operating assets and liabilities primarily consisting of:

•	a $235 million increase in other accrued liabilities;
•	a $27 million decrease in prepaids and other;
•	a $13 million increase in accounts payable; and
•	a $13 million increase in accrued wages and salaries.

These factors were partially offset by:

•	a $102 million increase in production and other receivables;
•	a $50 million increase in production inventory;
•	a $35 million increase in tooling investment for current and upcoming program launches; and
•	a $8 million decrease in taxes payable.

16	Magna International Inc. Second Quarter Report 2026

INVESTING ACTIVITIES

	For the three months ended June 30,
	2026	2025	Change
Fixed asset additions	$(269)	$(246)
Acquisitions	—	4
Increase in investments, other assets and intangible assets	(77)	(94)
Increase in public and private equity investments	(4)	(3)
Proceeds from dispositions of fixed assets, other assets and investments	9	14
Funding for disposal of facilities	(31)	—
Cash used for investing activities	$(372)	$(325)	$(47)

Cash used for investing activities in the second quarter of 2026 was $47 million higher compared to the second quarter of 2025. The change between the second quarter of 2026, and the second quarter of 2025, was primarily due to: $31 million of funding provided on the sale of our Lighting Europe business, a $23 million increase in cash used for fixed assets, and a $5 million decrease in proceeds from dispositions of fixed assets, other assets and investments. These factors were partially offset by a $17 million decrease in cash used for investments, other assets and intangible assets.

FINANCING ACTIVITIES

	For the three months ended June 30,
	2026	2025	Change
Issues of debt	$1	$1,045
Decrease in short-term borrowings	(137)	(297)
Repayments of debt	(5)	(407)
Issue of Common Shares on exercise of stock options	21	—
Tax withholdings on vesting of equity awards	(3)	—
Repurchase of Common Shares	(465)	—
Dividends paid	(133)	(137)
Dividends paid to non-controlling interests	(32)	(25)
Cash (used for) provided by financing activities	$(753)	$179	$(932)

Short-term borrowings decreased $137 million during the second quarter of 2026, primarily due to a $135 million decrease in notes outstanding under the U.S. commercial paper program.

During the second quarter of 2026, we repurchased 7.5 million Common Shares under normal course issuer bids for aggregate cash consideration of $465 million.

Cash dividends paid per Common Share were $0.495 for the second quarter of 2026, compared to $0.485 for the second quarter of 2025.

Magna International Inc. Second Quarter Report 2026	17

FINANCING RESOURCES

	As at	As at
	June 30,	December 31,
	2026	2025	Change
Liabilities
Long-term debt due within one year	$20	$27
Current portion of operating lease liabilities	321	328
Long-term debt	4,608	4,685
Operating lease liabilities	1,520	1,649
	$6,469	$6,689	$(220)

Financial liabilities decreased $220 million to $6.47 billion as at June 30, 2026, primarily as a result of the weakening of foreign currencies against the U.S. dollar, and payments related to existing lease obligations in excess of operating leases agreements renewed and newly entered into.

CASH RESOURCES

In the second quarter of 2026, our cash resources, including restricted cash equivalents, decreased by $175 million to $1.5 billion, primarily as a result of cash used for investing and financing activities, partially offset by cash provided from operating activities. In addition to our cash resources at June 30, 2026, we had lines of credit totaling $3.7 billion, of which $3.5 billion was available.

On April 22, 2026, we extended the maturity date of our $800 million 364-day syndicated revolving credit facility from June 24, 2026, to June 24, 2027. The facility can be drawn in U.S. dollars or Canadian dollars. As of June 30, 2026, no amounts are outstanding under this credit facility.

On April 22, 2026, we extended the maturity date of our $2.7 billion syndicated revolving credit facility from June 25, 2030 to June 25, 2031. As at June 30, 2026, no amounts are outstanding under this credit facility.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at July 30, 2026 were exercised:

Common Shares	265,454,346
Stock options (i) and share awards	4,100,159
269,554,505

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2026 that are outside the ordinary course of our business. Refer to our MD&A included in our 2025 Annual Report.

18	Magna International Inc. Second Quarter Report 2026

RESULTS OF OPERATIONS – FOR THE SIX MONTHS ENDED JUNE 30, 2026

	For the six months ended June 30,
	Sales			Adjusted EBIT
	2026	2025	Change	2026	2025	Change
Body Exteriors & Structures	$8,500	$8,219	$281	$634	$577	$57
Power & Vision	7,974	7,503	471	497	286	211
Seating Systems	2,788	2,745	43	76	12	64
Complete Vehicles	2,384	2,502	(118)	69	72	(3)
Corporate and Other	(285)	(269)	(16)	(41)	(10)	(31)
Total reportable segments	$21,361	$20,700	$661	$1,235	$937	$298

BODY EXTERIORS & STRUCTURES

	For the six months ended June 30,
	2026	2025	Change
Sales	$8,500	$8,219	$281	+	3%
Adjusted EBIT	$634	$577	$57	+	10%
Adjusted EBIT as a percentage of sales	7.5%	7.0%		+	0.5%

Sales – Body Exteriors & Structures

Sales increased 3%, or $281 million, to $8.50 billion for the six months ended June 30, 2026, compared to $8.22 billion for the six months ended June 30, 2025, primarily due to:

•	the launch of programs during or subsequent to the second quarter of 2025;
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $186 million; and
•	net commercial items, which had a favourable impact on a year-over-year basis.

These factors were partially offset by:

•	the end of production of certain programs;
•	net customer price concessions; and
•	lower light vehicle production in North America, Europe and China.

Magna International Inc. Second Quarter Report 2026	19

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT increased $57 million to $634 million for the six months ended June 30, 2026, compared to $577 million for the six months ended June 30, 2025, and Adjusted EBIT as a percentage of sales increased to 7.5% from 7.0%. These increases were primarily as a result of:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;
•	net transactional foreign exchange gains in the first six months of 2026, compared to net transactional foreign exchange losses in the first six months of 2025;
•	net commercial items, which had a favourable impact on a year-over-year basis;
•	the net strengthening of foreign currencies against the U.S. dollar, which had a $10 million favourable impact on reported U.S. dollar Adjusted EBIT; and
•	earnings on higher organic sales.

These factors were partially offset by:

•	net unfavourable product mix;
•	higher commodity costs partially offset by higher scrap recoveries; and
•	higher pre-operating costs incurred at new facilities.

POWER & VISION

	For the six months ended June 30,
	2026	2025	Change
Sales	$7,974	$7,503	$471	+	6%
Adjusted EBIT	$497	$286	$211	+	74%
Adjusted EBIT as a percentage of sales	6.2%	3.8%		+	2.4%

Sales – Power & Vision

Sales increased 6%, or $471 million, to $7.97 billion for the six months ended June 30, 2026, compared to $7.50 billion for the six months ended June 30, 2025, primarily due to:

•	the launch of programs during or subsequent to the first six months of 2025; and
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $296 million.

These factors were partially offset by:

•	the end of production of certain programs;
•	lower light vehicle production in North America, Europe and China;
•	net customer price concessions; and
•	net commercial items, which had an unfavourable impact on a year-over-year basis.

20	Magna International Inc. Second Quarter Report 2026

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $211 million to $497 million for the six months ended June 30, 2026, compared to $286 million for the six months ended June 30, 2025, and Adjusted EBIT as a percentage of sales increased to 6.2% from 3.8%. These increases were primarily due to:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;
•	higher equity income, including favourable commercial items during the second quarter of 2026;
•	net transactional foreign exchange gains in the first six months of 2026, compared to net transactional foreign exchange losses in the first six months of 2025;
•	earnings on higher organic sales; and
•	the net strengthening of foreign currencies against the U.S. dollar, which had a $17 million favourable impact on reported U.S. dollar Adjusted EBIT.

These factors were partially offset by:

•	net commercial items, which had an unfavourable impact on a year-over-year basis; and
•	net unfavourable product mix.

SEATING SYSTEMS

	For the six months ended June 30,
	2026	2025	Change
Sales	$2,788	$2,745	$43	+	2%
Adjusted EBIT	$76	$12	$64	+	533%
Adjusted EBIT as a percentage of sales	2.7%	0.4%		+	2.3%

Sales – Seating Systems

Sales increased 2%, or $43 million, to $2.79 billion for the six months ended June 30, 2026, compared to $2.75 billion for the six months ended June 30, 2025, primarily due to:

•	the launch of programs during or subsequent to the first six months of 2025; and
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $76 million.

These factors were partially offset by:

•	the end of production of certain programs;
•	lower light vehicle production in North America, Europe and China; and
•	net customer price concessions.

Magna International Inc. Second Quarter Report 2026	21

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT increased $64 million to $76 million for the six months ended June 30, 2026, compared to $12 million for the six months ended June 30, 2025, and Adjusted EBIT as a percentage of sales increased to 2.7% from 0.4%. These increases were primarily due to:

•	lower warranty costs of $28 million;
•	recoveries for tariffs and lower tariff costs incurred;
•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;
•	lower pre-operating costs incurred at new facilities;
•	higher equity income; and
•	lower net transactional foreign exchange losses.

These factors were partially offset by:

•	higher launch costs; and
•	reduced earnings on lower organic sales.

COMPLETE VEHICLES

	For the six months ended June 30,
	2026	2025	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	53.7	33.7	+	20.0	+	59%
Sales	$2,384	$2,502		$(118)	-	5%
Adjusted EBIT	$69	$72		$(3)	-	4%
Adjusted EBIT as a percentage of sales	2.9%	2.9%				—

(i)  Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales decreased 5%, or $118 million, to $2.38 billion for the six months ended June 30, 2026, compared to $2.50 billion for the six months ended June 30, 2025, while complete vehicle assembly volumes increased 59%. The increase in volumes was primarily due to higher volumes with value-added contractual arrangements.

The decrease in sales is primarily a result of lower complete vehicle assembly volumes with full-costed contractual arrangements, lower engineering revenue, and the end of production of certain programs with full-costed contractual arrangements. These factors were partially offset by a $149 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar, and the launch of certain programs with value-added contractual arrangements during the third quarter of 2025.

22	Magna International Inc. Second Quarter Report 2026

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT decreased $3 million to $69 million for the six months ended June 30, 2026, compared to $72 million for the six months ended June 30, 2025, and Adjusted EBIT as a percentage of sales was 2.9% in both periods. Factors decreasing Adjusted EBIT and Adjusted EBIT as a percentage of sales included:

•	lower income on lower engineering revenue;
•	net commercial items, which had an unfavourable impact on a year-over-year basis; and
•	lower equity income.

These factors were partially offset by:

•	higher earnings due to net favourable program mix; and
•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions; and
•	the net strengthening of foreign currencies against the U.S. dollar, which had a $4 million favourable impact on reported U.S. dollar Adjusted EBIT.

CORPORATE AND OTHER

Adjusted EBIT was a loss of $41 million for the six months ended June 30, 2026, compared to a loss of $10 million for the six months ended June 30, 2025. The $31 million decrease was primarily the result of:

•	higher professional fees;
•	higher incentive and stock-based compensation expense;
•	higher restructuring costs; and
•	higher costs to accelerate our operational excellence initiatives.

These factors were partially offset by an increase in fees received from our divisions.

Magna International Inc. Second Quarter Report 2026	23

NON-GAAP PERFORMANCE MEASURES - FOR THE SIX MONTHS ENDED JUNE 30, 2026

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment, as well as the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales, for the six months ended June 30, 2026 compared to the six months ended June 30, 2025:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
Six months ended June 30, 2025	$20,700	$937		4.5%
Increase (decrease) related to:
Body Exteriors & Structures	281	57	+	0.2%
Power & Vision	471	211	+	0.9%
Seating Systems	43	64	+	0.3%
Complete Vehicles	(118)	(3)		—
Corporate and Other	(16)	(31)	-	0.1%
Six months ended June 30, 2026	$21,361	$1,235		5.8%

Adjusted EBIT as a percentage of sales increased to 5.8% for the six months ended June 30, 2026, compared to 4.5% for the six months ended June 30, 2025, primarily due to:

•	productivity and efficiency improvements, including the benefit of operational excellence initiatives and prior restructuring actions;
•	higher equity income, including favourable commercial items during the second quarter of 2026;
•	net transactional foreign exchange gains in the first six months of 2026, compared to net transactional foreign exchange losses in the first six months of 2025;
•	earnings on higher organic sales;
•	lower warranty costs; and
•	recoveries for tariffs, net of higher tariff costs incurred.

These factors were partially offset by:

•	net unfavourable product mix;
•	lower income on lower engineering revenue;
•	higher incentive and stock-based compensation and employee profit sharing;
•	net commercial items, which had an unfavourable impact on a year-over-year basis;
•	higher commodity costs partially offset by higher scrap recoveries; and
•	higher professional fees.

24	Magna International Inc. Second Quarter Report 2026

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital increased to 10.9% for the six months ended June 30, 2026, compared to 7.7% for the six months ended June 30, 2025, as a result of an increase in Adjusted After-tax operating profits, and lower Average Invested Capital.

Average Invested Capital decreased $1.15 billion to $17.82 billion for the six months ended June 30, 2026, compared to $18.97 billion for the six months ended June 30, 2025, primarily due to:

•	long-lived asset impairments during or subsequent to the first six months of 2025;
•	average depreciation expense on fixed assets in excess of average investment in fixed assets; and
•	average amortization expense on operating lease right-of-use assets in excess of average investment in operating lease right-of-use assets.

These factors were partially offset by:

•	the net strengthening of foreign currencies against the U.S. dollar;
•	higher net investments in public and private equity companies; and
•	an increase in average operating assets and liabilities.

Magna International Inc. Second Quarter Report 2026	25

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025
Net income	$479	$394	$478	$547
Add:
Amortization of acquired intangible assets	17	29	36	55
Interest expense, net	37	52	74	102
Other expense, net	24	6	439	59
Income taxes	120	102	208	174
Adjusted EBIT	$677	$583	$1,235	$937

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025
Sales	$10,980	$10,631	$21,361	$20,700
Adjusted EBIT	$677	$583	$1,235	$937
Adjusted EBIT as a percentage of sales	6.2%	5.5%	5.8%	4.5%

ADJUSTED EPS

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025
Net income attributable to Magna International Inc.	$469	$379	$457	$525
Add (deduct):
Amortization of acquired intangible assets	17	29	36	55
Other expense, net	24	6	439	59
Tax effect on Amortization of acquired intangible assets and Other expense, net	(2)	(7)	(38)	(13)
Adjusted net income attributable to Magna International Inc.	$508	$407	$894	$626
Diluted weighted average number of Common Shares outstanding during the period (millions)	273.2	281.7	276.3	281.9
Adjusted EPS	$1.86	$1.44	$3.24	$2.22

26	Magna International Inc. Second Quarter Report 2026

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the three month period is averaged on a two-fiscal quarter basis and for the six month period is averaged on a three-fiscal quarter basis.

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025
Net income	$479	$394	$478	$547
Add (deduct):
Amortization of acquired intangible assets	17	29	36	55
Interest expense, net	37	52	74	102
Other expense, net	24	6	439	59
Tax effect on Interest expense, net, Amortization of acquired intangible assets and Other expense, net	(9)	(18)	(54)	(37)
Adjusted After-tax operating profits	$548	$463	$973	$726

	As at June 30,
	2026	2025
Total Assets	$31,292	$33,175
Excluding:
Cash and cash equivalents	(1,430)	(1,536)
Deferred tax assets	(896)	(902)
Less Current Liabilities	(11,881)	(12,350)
Excluding:
Short-term borrowing	—	349
Long-term debt due within one year	20	706
Current portion of operating lease liabilities	321	318
Invested Capital	$17,426	$19,760

	For the three months		For the six months
	ended June 30,		ended June 30,
	2026	2025	2026	2025
Adjusted After-tax operating profits	$548	$463	$973	$726
Average Invested Capital	$17,581	$19,385	$17,823	$18,972
Adjusted Return on Invested Capital	12.5%	9.6%	10.9%	7.7%

Magna International Inc. Second Quarter Report 2026	27

SUBSEQUENT EVENT

NORMAL COURSE ISSUER BID

Subsequent to June 30, 2026, we purchased 2,673,000 Common Shares for cancellation under our existing normal course issuer bid for cash consideration of $176 million.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings, and other claims. Refer to Note 16, "Contingencies" of our unaudited interim consolidated financial statements for the three and six months ended June 30, 2026.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Risk Factors" in our Annual Information Form, filed with the securities commissions in Canada, our Annual Report on Form 40-F, filed with the United States Securities and Exchange Commission, each in respect of the year ended December 31, 2025, and updated in our subsequent quarterly filings.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

28	Magna International Inc. Second Quarter Report 2026

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

•          geopolitical crises and military conflicts;

•          threats to free trade agreements;

•          international trade disputes;

•          planning and forecasting challenges;

•          interest rate levels;

Risks Related to the Automotive Industry

•          pace of EV adoption;

•          North American EV program deferrals, cancellations and volume      reductions;

•          economic cyclicality;

•          regional production volume declines;

•          deteriorating vehicle affordability;

•          intense competition;

Strategic Risks

•          evolution of the vehicle;

•          evolving business risk profile;

•          technology and innovation;

•          investments in mobility and technology companies;

Customer-Related Risks

•          customer concentration;

•          market shifts;

•          evolving OEM competitive landscape;

•          dependence on outsourcing;

•          consumer take rate shifts;

•          nature of customer blanket purchase orders;

•          potential OEM production-related disruptions;

Supply Chain Risks

•          supply chain disruptions;

•          regional energy supply and pricing;

•          financial condition of supply base;

•          supplier claims;

Manufacturing/Operational Risks

•          product launch;

•          operational underperformance;

•          restructuring costs;

•          impairments;

•          skilled labour attraction/retention;

Pricing Risks

•          quote/pricing assumptions;

•          customer pricing pressure/contractual arrangements;

•          commodity cost volatility;

•          scrap steel/aluminum price volatility;

Warranty/Recall Risks

•          repair/replace costs;

•          warranty provisions;

•          product liability;

IT Security/Cybersecurity Risks

•          IT/cybersecurity breach;

•          product cybersecurity breach;

•          risks related to the use of artificial intelligence;

Merger and Acquisition Risks

•          inherent merger and acquisition risks;

•          acquisition integration and synergies;

Other Business Risks

•          joint ventures;

•          intellectual property;

•          risks of doing business in foreign markets;

•          tax risks;

•          relative foreign exchange rates;

•          returns on capital investments;

•          financial flexibility;

•          credit ratings changes;

•          stock price fluctuation;

Legal and Regulatory Risks

•          legal and regulatory proceedings; and

•          changes in laws.

Magna International Inc. Second Quarter Report 2026	29

In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the "Industry Trends and Risks" heading of our Management's Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can also be found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

30	Magna International Inc. Second Quarter Report 2026

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2026	2025	2026	2025
Sales	17	$10,980	$10,631	$21,361	$20,700

Costs and expenses
Cost of goods sold		9,368	9,127	18,326	17,954
Selling, general and administrative		585	565	1,142	1,104
Depreciation		395	388	798	757
Amortization of acquired intangible assets		17	29	36	55
Interest expense, net		37	52	74	102
Equity income		(45)	(32)	(140)	(52)
Other expense, net	3	24	6	439	59
Income from operations before income taxes		599	496	686	721
Income taxes	12	120	102	208	174
Net income		479	394	478	547
Income attributable to non-controlling interests		(10)	(15)	(21)	(22)
Net income attributable to Magna International Inc.		$469	$379	$457	$525

Earnings per Common Share:	4
Basic		$1.73	$1.35	$1.67	$1.86
Diluted		$1.72	$1.35	$1.65	$1.86

Cash dividends paid per Common Share		$0.495	$0.485	$0.990	$0.970

Weighted average number of Common Shares outstanding during the period [in millions]:	4
Basic		271.2	281.7	274.6	281.9
Diluted		273.2	281.7	276.3	281.9

See accompanying notes

Magna International Inc. Second Quarter Report 2026	31

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2026	2025	2026	2025
Net income		$479	$394	$478	$547

Other comprehensive (loss) income, net of tax:	14
Net unrealized (loss) gain on translation of net investment in foreign operations		(25)	381	(79)	568
Net unrealized (loss) gain on cash flow hedges		(4)	98	(10)	147
Reclassification of net (gain) loss on cash flow hedges to net income		(15)	7	(28)	23
Pension and post retirement benefits		—	—	(1)	—
Reclassification of net loss on pensions to net income		—	1	—	2
Other comprehensive (loss) income		(44)	487	(118)	740

Comprehensive income		435	881	360	1,287
Comprehensive income attributable to non-controlling interests		(15)	(20)	(28)	(28)
Comprehensive income attributable to Magna International Inc.		$420	$861	$332	$1,259

See accompanying notes

32	Magna International Inc. Second Quarter Report 2026

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		June 30,	December 31,
	Note	2026	2025
ASSETS
Current assets
Cash and cash equivalents	5	$1,430	$1,612
Accounts receivable		8,376	7,593
Inventories	7	4,009	4,126
Prepaid expenses and other	5, 6	371	407
Assets held for sale	2	252	—
		14,438	13,738

Investments	8	1,248	1,103
Fixed assets, net		8,851	9,507
Operating lease right-of-use assets		1,805	1,928
Intangible assets, net		430	490
Goodwill		2,448	2,512
Other assets	9	1,176	1,275
Deferred tax assets		896	864
		$31,292	$31,417

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Long-term debt due within one year		$20	$27
Accounts payable		7,262	6,895
Other accrued liabilities	10	3,038	2,745
Accrued salaries and wages		924	888
Income taxes payable		121	106
Current portion of operating lease liabilities		321	328
Liabilities held for sale	2	195	—
		11,881	10,989

Long-term debt	11	4,608	4,685
Operating lease liabilities		1,520	1,649
Long-term employee benefit liabilities		519	554
Other long-term liabilities		385	399
Deferred tax liabilities		271	302
		19,184	18,578

Shareholders' equity
Common Shares [issued: 267,519,846; December 31, 2025 – 280,242,006]	13	3,325	3,352
Contributed surplus		126	142
Retained earnings		9,183	9,765
Accumulated other comprehensive loss	14	(868)	(766)
		11,766	12,493

Non-controlling interests	6	342	346
		12,108	12,839
		$31,292	$31,417

See accompanying notes

Magna International Inc. Second Quarter Report 2026	33

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2026	2025	2026	2025
Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$479	$394	$478	$547
Items not involving current cash flows	5	382	368	1,020	762
		861	762	1,498	1,309
Changes in operating assets and liabilities	5	93	(135)	133	(605)
Cash provided from operating activities		954	627	1,631	704

INVESTMENT ACTIVITIES
Fixed asset additions		(269)	(246)	(488)	(514)
Acquisitions		—	4	—	—
Increase in investments, other assets and intangible assets		(77)	(94)	(245)	(242)
Increase in public and private equity investments		(4)	(3)	(5)	(4)
Proceeds from dispositions of fixed assets, other assets and investments		9	14	91	40
Funding on disposal of facilities		(31)	—	(31)	—
Cash used for investing activities		(372)	(325)	(678)	(720)

FINANCING ACTIVITIES
Issues of debt		1	1,045	3	1,046
(Decrease) Increase in short-term borrowing		(137)	(297)	6	31
Repayments of debt		(5)	(407)	(15)	(414)
Issues of Common Shares on exercise of stock options		21	—	107	—
Tax withholdings on vesting of equity awards		(3)	—	(12)	(4)
Repurchase of Common Shares	13	(465)	—	(905)	(51)
Dividends paid to non-controlling interests		(32)	(25)	(32)	(25)
Dividends		(133)	(137)	(268)	(273)
Cash (used for) provided from financing activities		(753)	179	(1,116)	310

Effect of exchange rate changes on cash and cash equivalents		(4)	(4)	4	(5)

Net increase in cash and cash equivalents including restricted cash during the period		(175)	477	(159)	289
Cash and cash equivalents including restricted cash, beginning of period		1,628	1,059	1,612	1,247
Cash and cash equivalents including restricted cash, end of period	5	$1,453	$1,536	$1,453	$1,536

See accompanying notes

34	Magna International Inc. Second Quarter Report 2026

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

	Six months ended June 30, 2026
		Common Shares		Contri-			Non-
			Stated	buted	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL[i]	Interest	Equity
		[in millions]
Balance, December 31, 2025		280.3	$3,352	$142	$9,765	$(766)	$346	$12,839
Net income					457		21	478
Other comprehensive (loss) income						(125)	7	(118)
Shares issued on exercise of stock options		2.1	132	(25)				107
Release of stock and stock units		0.4	25	(25)				—
Tax withholdings on vesting of equity awards		(0.2)	(2)		(10)			(12)
Repurchase and cancellation under normal course issuer bid	13	(15.1)	(185)		(758)	23		(920)
Stock-based compensation expense				37				37
Acquisition of non-controlling interest				(3)				(3)
Dividends paid to non-controlling interests							(32)	(32)
Dividends paid			3		(271)			(268)
Balance, June 30, 2026		267.5	$3,325	$126	$9,183	$(868)	$342	$12,108

	Three months ended June 30, 2026
		Common Shares		Contri-			Non-
			Stated	buted	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL[i]	Interest	Equity
		[in millions]
Balance, March 31, 2026		274.5	$3,383	$117	$9,246	$(833)	$359	$12,272
Net income					469		10	479
Other comprehensive income						(49)	5	(44)
Shares issued on exercise of stock options		0.5	27	(6)				21
Release of stock and stock units			4	(4)				—
Tax withholdings on vesting of equity awards					(3)			(3)
Repurchase and cancellation under normal course issuer bid	13	(7.5)	(90)		(395)	14		(471)
Stock-based compensation expense				20				20
Acquisition of non-controlling interest				(1)				(1)
Dividends paid to non-controlling interests							(32)	(32)
Dividends paid			1		(134)			(133)
Balance, June 30, 2026		267.5	$3,325	$126	$9,183	$(868)	$342	$12,108

[i] AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. Second Quarter Report 2026	35

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

	Six months ended June 30, 2025
		Common Shares		Contri-			Non-
			Stated	buted	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL[i]	Interest	Equity
		[in millions]
Balance, December 31, 2024		282.9	$3,359	$149	$9,598	$(1,584)	$418	$11,940
Net income					525		22	547
Other comprehensive income						734	6	740
Release of stock and stock units		0.2	18	(18)				—
Tax withholdings on vesting of equity awards		(0.1)	(1)		(3)			(4)
Repurchase and cancellation under normal course issuer bid	13	(1.3)	(16)		(38)	2		(52)
Stock-based compensation expense				30				30
Dividends paid to non-controlling interests							(25)	(25)
Dividends paid			3		(276)			(273)
Balance, June 30, 2025		281.7	$3,363	$161	$9,806	$(848)	$421	$12,903

	Three months ended June 30, 2025
		Common Shares		Contri-			Non-
			Stated	buted	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL [i]	Interests	Equity
		[in millions]
Balance, March 31, 2025		281.7	$3,362	$143	$9,565	$(1,330)	$426	$12,166
Net income					379		15	394
Other comprehensive income						482	5	487
Stock-based compensation expense				18				18
Dividends paid to non-controlling interests							(25)	(25)
Dividends paid			1		(138)			(137)
Balance, June 30, 2025		281.7	$3,363	$161	$9,806	$(848)	$421	$12,903

[i] AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

36	Magna International Inc. Second Quarter Report 2026

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.       SIGNIFICANT ACCOUNTING POLICIES

[a]    Basis of Presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"] have been prepared in U.S. dollars in accordance with accounting principles generally accepted in the United States of America ["GAAP"]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2025 audited consolidated financial statements and notes thereto included in the Company's 2025 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position as at June 30, 2026 and the results of operations, changes in equity, and cash flows for the three and six-month periods ended June 30, 2026 and 2025.

[b]    Use of Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the interim consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Magna International Inc. Second Quarter Report 2026	37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.     ASSETS AND LIABILITIES HELD FOR SALE

         Sale of Lighting and Rooftop Systems Businesses

During the first quarter of 2026, the Company entered into definitive agreements to sell its European Lighting business and its Rooftop Systems business to Mutares SE & Co. KGaA (“Mutares”). As of March 31, 2026, the Company committed to a plan to sell its Lighting business in North America, South America, and China (“Lighting Rest of World”), and in the second quarter of 2026, entered into a definitive agreement with AURELIUS Investment Lux Alpha SARL to sell the Lighting Rest of World business.

Held for sale classification and impairment

The Company determined that the assets and liabilities of its Lighting and Rooftop Systems businesses met the criteria to be classified as held for sale as of March 31, 2026. Accordingly, the assets and liabilities of the Lighting and Rooftop Systems businesses were reclassified in the consolidated balance sheet at March 31, 2026 to current assets held for sale or current liabilities held for sale, respectively, as the sale of such assets and liabilities was expected within one year. These businesses are reported within the Company’s Power & Vision segment and did not meet the criteria to be classified as discontinued operations.

Upon classification as held for sale during the three months ended March 31, 2026, the Company recorded a pretax impairment charge of $485 million to write down the disposal group to its estimated fair value less costs to sell. This impairment is recorded within Other expense, net [Note 3]. During the three months ended June 30, 2026, an additional $13 million impairment was recorded within Other expense, net, resulting from changes in the estimated fair value less costs to sell and changes in the carrying value of the disposal groups.

	Three months ended			Six months ended
	June 30, 2026			June 30, 2026
	Lighting	Rooftop	Total	Lighting	Rooftop	Total

Accounts receivable	$(5)	$3	$(2)	$76	$16	$92
Inventories	1	(1)	—	52	25	77
Fixed assets, net	9	1	10	234	13	247
Operating lease, right-of-use asset	—	—	—	22	7	29
Intangibles, net	—	—	—	3	4	7
Goodwill[i]	—	—	—	21	—	21
Other Assets	—	4	4	13	9	22
Total asset impairment	$5	$7	$12	$421	$74	495
Costs to sell incurred	—	1	1	2	1	3
Total impairment	$5	$8	$13	$423	$75	$498

[i]	$21 million of goodwill was allocated to the Lighting business in North America, South America, and China from the Mechatronics, Mirrors and Lighting reporting unit based on its relative fair value.

38	Magna International Inc. Second Quarter Report 2026

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.    ASSETS AND LIABILITIES HELD FOR SALE (CONTINUED)

Divestiture

On June 29, 2026, the Company completed the sale of its European Lighting business to Mutares (“Lighting Europe Agreement”). Under the terms of the Lighting Europe Agreement, the Company provided the buyer with $18 million of funding, net of transaction costs.

The Company recognized a gain on the sale within other (income) expense, net as follows:

June 29,
2026

Cash funding provided on closing	$(31)
Estimated net working capital adjustments	13
Funding, net of transaction costs	$(18)
Net liabilities disposed	(20)
Gain on divestiture	2
Income taxes	–
Gain on divestiture, net of tax	$2

Consideration associated with the sale remains subject to further adjustments, primarily related to working capital.

Assets and Liabilities held for sale

The following table summarizes the carrying value of the major classes of assets and liabilities of the Lighting and Rooftop Systems businesses which were classified as held for sale as of June 30, 2026, after giving effect to the impairment on assets held for sale recorded in the first and second quarter of 2026 and the divestiture of the Lighting Europe business. Refer to Note 3[b] Other Expense, net for additional information.

	June 30, 2026
		Rooftop
	Lighting	Systems	Total

Accounts receivable	$127	$3	$130
Inventories	55	7	62
Income taxes receivable	13	—	13
Prepaid expenses and other	9	7	16
Deferred tax assets	31	—	31
Assets held for sale	$235	$17	$252

Accounts payable	$110	$7	$117
Accrued salaries and wages	16	4	20
Other accrued liabilities	10	13	23
Current lease liabilities	4	2	6
Long-term employee benefit liabilities	7	—	7
Long-term lease liabilities	17	5	22
Liabilities held for sale	$164	$31	$195

Magna International Inc. Second Quarter Report 2026	39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.    OTHER EXPENSE, NET

		Three months ended		Six months ended
		June 30,		June 30,
		2026	2025	2026	2025
Restructuring activities	[a]	$15	$13	$41	$57
Loss on assets held for sale	[b]	11	—	496	—
Impacts related to Fisker	[c]	(2)	—	(2)	—
Investments	[d]	—	(7)	(96)	2
		$24	$6	$439	$59

[a]    Restructuring activities

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Seating Systems	$10	$—	$10	$—
Power & Vision	5	13	10	24
Complete Vehicles	—	—	21	33
Other expense, net	15	13	41	57
Tax effect	(1)	(4)	(2)	(4)
Net loss attributable to Magna	$14	$9	$39	$53

During the second quarter of 2026, the Company recorded restructuring charges of $10 million [$9 million after tax] in its Seating Systems segment related to plant closures and consolidations at facilities in Europe. In its Power & Vision segment, the Company recorded $3 million [$3 million after tax] of equity losses associated with its share of restructuring activities at an equity method investee and $2 million [$2 million after tax] of restructuring charges related to rightsizing activities at a facility in Europe.

During the second quarter of 2025, the Company recorded $7 million of charges related to significant rightsizing activities at a facility in Europe, as well as $6 million of restructuring charges associated with its acquisition of the Veoneer Active Safety Business.

[b]    Loss on assets held for sale

	Three months ended			Six months ended
	June 30, 2026			June 30, 2026
		Rooftop			Rooftop
	Lighting	Systems	Total	Lighting	Systems	Total
Total asset impairment	$5	$7	$12	$421	$74	$495
Costs to sell incurred	—	1	1	2	1	3
Total impairment loss	$5	$8	$13	$423	$75	498

Gain on disposal	(2)	—	(2)	(2)	—	(2)
Other expense, net	$3	$8	$11	$421	$75	$496
Tax effect	—	—	—	(33)	—	(33)
Net loss attributable to Magna	$3	$8	$11	$388	$75	$463

Sale of Lighting and Rooftop Systems Businesses

During the three and six months ended June 30, 2026, the Company recognized an impairment loss of $13 million and $498 million related to the held for sale assets of its Lighting and Rooftop Systems businesses. On June 29, 2026, the Company completed the sale of its European Lighting business to Mutares and provided the buyer with $18 million of funding, net of transaction costs. The Company recognized a gain on disposal of $2 million [$2 million after tax] upon closing.

40	Magna International Inc. Second Quarter Report 2026

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.	OTHER EXPENSE, NET (CONTINUED)

 [c]  Impacts related to Fisker

During the second quarter of 2026, the Company recognized a gain of $2 million [$2 million after tax] related to the settlement of claims associated with Fisker's bankruptcy.

[d]   Investments

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Net revaluation gain on public and private equity investments	$—	$(4)	$(110)	$(2)
Non-cash impairment charge	—	—	14	—
Revaluation loss on public company warrants	—	—	—	8
Gain on sales of public equity investments	—	(3)	—	(4)
Other (income) expense, net	—	(7)	(96)	2
Tax effect	—	2	—	1
Net (gain) loss attributable to Magna	$—	$(5)	$(96)	$3

4.      EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$469	$379	$457	$525

Weighted average number of Common Shares outstanding	271.2	281.7	274.6	281.9

Basic earnings per Common Share	$1.73	$1.35	$1.67	$1.86

Diluted earnings per Common Share [a]:

Net income attributable to Magna International Inc.	$469	$379	$457	$525

Weighted average number of Common Shares outstanding	273.2	281.7	276.3	281.9

Diluted earnings per Common Share	$1.72	$1.35	$1.65	$1.86

[a]	For the three and six months ended June 30, 2026, diluted earnings per Common Share excluded 1.5 million [2025 – 5.6 million] and 1.4 million [2025 – 5.7 million] Common Shares, respectively, issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

Magna International Inc. Second Quarter Report 2026	41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.     DETAILS OF CASH FLOWS FROM OPERATING ACTIVITIES

[a]	Cash and cash equivalents including restricted cash, consist of:

	June 30,	December 31,
	2026	2025
Cash	$605	$960
Bank term deposits and bankers' acceptances	825	652
Cash and cash equivalents	$1,430	$1,612
Restricted cash equivalents included in prepaid expenses and other [note 6]	23	—
	$1,453	$1,612

[b]	Items not involving current cash flows:

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Depreciation	$395	$388	$798	$757
Amortization of acquired intangible assets	17	29	36	55
Amortization of other assets and intangible assets included in cost of goods sold	64	55	123	106
Deferred revenue amortization	(113)	(77)	(213)	(134)
Other non-cash charges	10	(8)	14	5
Deferred tax recovery	(29)	(19)	(79)	(42)
Dividends received in excess of (less than) equity income	25	7	(59)	13
Non-cash portion of Other expense, net [note 3]	13	(7)	400	2
	$382	$368	$1,020	$762

[c]	Changes in operating assets and liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Accounts receivable	$(162)	$202	$(895)	$(494)
Inventories	(73)	131	(101)	170
Prepaid expenses and other	27	49	39	39
Accounts payable	61	(468)	598	(398)
Accrued salaries and wages	13	(17)	82	(10)
Other accrued liabilities	235	78	409	263
Income taxes (receivable) payable	(8)	(110)	1	(175)
	$93	$(135)	$133	$(605)

42	Magna International Inc. Second Quarter Report 2026

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.    ACQUISITION OF NON-CONTROLLING INTEREST

On August 29, 2025, the Company acquired the non-controlling 35% interest in a consolidated subsidiary, increasing the Company's interest to 100%. The total purchase price was $144 million, of which $22 million remains in escrow and is included in prepaid expenses and other. The acquisition was accounted for as an equity transaction, and resulted in a reduction to the Company’s non-controlling interest of $99 million and contributed surplus of $45 million.

7.     INVENTORIES

Inventories consist of:

	June 30,	December 31,
	2026	2025
Raw materials and supplies	$1,595	$1,647
Work-in-process	467	484
Finished goods	598	661
Tooling and engineering	1,349	1,334
	$4,009	$4,126

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

8.     INVESTMENTS

	June 30,	December 31,
	2026	2025
Equity method investments	$915	$846
Public and private equity investments	314	225
Debt investments	19	32
	$1,248	$1,103

Cumulative unrealized gains and losses on equity securities held as at June 30, 2026 were $120 million and $9 million [$19 million and $18 million as at December 31, 2025], respectively.

9.     OTHER ASSETS

Other assets consist of:

	June 30,	December 31,
	2026	2025
Preproduction costs recoverable under long-term supply agreements	$733	$759
Long-term receivables	222	286
Pension overfunded status	74	75
Unrealized gain on cash flow hedges	78	83
Other, net	69	72
	$1,176	$1,275

Magna International Inc. Second Quarter Report 2026	43

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.  WARRANTY

The following is a continuity of the Company's warranty accruals, included in Other accrued liabilities:

	2026	2025
Balance, beginning of period	$383	$309
Expense, net	28	55
Settlements	(36)	(51)
Transfer to liabilities held for sale [note 2]	(5)	—
Foreign exchange and other	—	5
Balance, March 31	370	318
Expense, net	31	31
Settlements	(30)	(28)
Foreign exchange and other	(35)	10
Balance, June 30	$336	$331

11.   DEBT

Short-term borrowings

[a] Commercial Paper Program

As at June 30, 2026, no notes were outstanding under either the U.S. commercial paper program or the euro-commercial paper program [no amounts outstanding as at December 31, 2025]. The U.S. notes and euro notes are backstopped by the Company's existing global credit facility.

[b] Credit Facilities

On April 22, 2026, the Company extended the maturity date of its $800 million 364-day syndicated revolving credit facility from June 24, 2026, to June 24, 2027. The facility can be drawn in U.S. dollars or Canadian dollars. As at June 30, 2026, no amounts are outstanding under this credit facility.

Long-term borrowings

On April 22, 2026, the Company extended the maturity date of its $2.7 billion syndicated revolving credit facility from June 25, 2030 to June 25, 2031. As at June 30, 2026, no amounts are outstanding under this credit facility.

12.   INCOME TAXES

For the three months ended June 30, 2026, the Company’s effective income tax rate does not reflect the customary rate primarily due to a reduction of accrued tax on undistributed foreign earnings from North America, offset by higher non-deductible items.

For the six months ended June 30, 2026, the Company’s effective income tax rate does not reflect the customary rate primarily due to the loss on assets held for sale and revaluations of investments described in note 3.

For the three months ended June 30, 2025, the Company’s effective income tax rate does not reflect the customary rate due to a reduction in reserves for uncertain tax positions.

44	Magna International Inc. Second Quarter Report 2026

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.   CAPITAL STOCK

[a]	During the six-month period ended June 30, 2026, the Company repurchased 15.1 million shares under a normal course issuer bid for cash consideration of $905 million.

[b]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at July 30, 2026 were exercised or converted:

Common Shares	265,454,346
Stock options [i] and share awards	4,100,159
269,554,505

[i]	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

14.   ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2026	2025
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of period	$(802)	$(1,368)
Net unrealized (loss) gain	(56)	186
Repurchase of shares under normal course issuer bid	9	2
Balance, March 31	(849)	(1,180)
Net unrealized (loss) gain	(30)	376
Repurchase of shares under normal course issuer bid	14	—
Balance, June 30	(865)	(804)

Accumulated net unrealized gain (loss) on cash flow hedges [i]
Balance, beginning of period	99	(113)
Net unrealized (loss) gain	(6)	49
Reclassifications to net income	(13)	16
Balance, March 31	80	(48)
Net unrealized (loss) gain	(4)	98
Reclassifications to net income	(15)	7
Balance, June 30	61	57

Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of period	(65)	(103)
Revaluation	(1)	—
Reclassifications to net income	—	1
Balance, March 31	(66)	(102)
Reclassifications to net income	—	1
Balance, June 30	(66)	(101)

Accumulated net unrealized gain on available-for-sale investments
Balance, beginning of period	2	—
Balance, March 31	2	—
Balance, June 30	2	—

Total accumulated other comprehensive loss	$(868)	$(848)

Magna International Inc. Second Quarter Report 2026	45

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.   ACCUMULATED OTHER COMPREHENSIVE LOSS, CONTINUED

[i]	The amount of income tax expense that has been netted in the accumulated net unrealized (loss) gain on cash flow hedges is as follows:

	2026	2025
Balance, beginning of period	$(39)	$44
Net unrealized gain (loss)	3	(17)
Reclassifications to net income	4	(7)
Balance, March 31	(32)	20
Net unrealized (loss) gain	(1)	(39)
Reclassifications to net income	5	(3)
Balance, June 30	$(28)	$(22)

The amount of other comprehensive gain that is expected to be reclassified to net income over the next 12 months is $61 million.

15.   FINANCIAL INSTRUMENTS

[a]	Financial assets and liabilities

The Company's financial assets and financial liabilities consist of the following:

	June 30,	December 31,
	2026	2025
Financial assets
Cash and cash equivalents	$1,430	$1,612
Restricted cash equivalents included in prepaid expenses and other [note 6]	23	—
Accounts receivable	8,376	7,593
Public and private equity investments	314	225
Debt investments	19	32
Long-term receivables included in other assets	222	286
Financial assets held for sale [note 2]
Accounts receivable held for sale	130	—
	$10,514	$9,748

Financial liabilities
Long-term debt (including current portion)	$4,628	$4,712
Operating lease liability (including current portion)	1,841	1,977
Accounts payable	7,262	6,895
Financial liabilities held for sale [note 2]
Accounts payable held for sale	117	—
	$13,848	$13,584

Foreign currency contracts designated as effective hedges, measured at fair value
Prepaid expenses	$103	$98
Other assets	78	83
Other accrued liabilities	(42)	(19)
Other long-term liabilities	(45)	(19)
	$94	$143

46	Magna International Inc. Second Quarter Report 2026

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.   Financial instruments (CONTINUED)

[b]	Supplier financing program

The Company has supplier financing programs with third-party financial institutions that provide financing to suppliers that provide tooling related materials. These arrangements allow these suppliers to elect to be paid by a financial institution at a discount earlier than the maturity date of the receivable, which may extend from 6 to 18 months. The Company pays the full amount owing to the financial institution on the maturity dates. Amounts outstanding under these programs as at June 30, 2026 were $106 million [$116 million as at December 31, 2025] and are presented within accounts payable.

[c]	Fair value

The Company determines the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, restricted cash equivalents, accounts receivable, accounts payable and short-term borrowings

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded [Level 1 input based on the GAAP fair value hierarchy].

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company [Level 3 input based on the GAAP fair value hierarchy].

Senior Notes

At June 30, 2026, the net book value and the estimated fair value of the Company’s Senior Notes were $4.6 billion. The fair value of our Senior Notes are classified as Level 1 when quoted prices in active markets are available and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.

Magna International Inc. Second Quarter Report 2026	47

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.   Financial instruments (CONTINUED)

[d]	Credit risk

        The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, debt investments, and foreign exchange and commodity forward contracts with positive fair values. Cash and cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

         The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

         In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three months ended June 30, 2026, sales to the Company's six largest customers represented 74% of the Company's total sales; and substantially all of its sales are to customers with which the Company has ongoing contractual relationships. The Company conducts business with newer electric vehicle-focused customers, which poses incremental credit risk due to their relatively short operating histories; limited financial resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate the Company’s risks in dealing with such customers, particularly with respect to recovery of: pre production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized preproduction expenditures; as well as other third party obligations related to such items. As at June 30, 2026, the Company’s balance sheet exposure related to newer electric vehicle-focused customers was approximately $200 million [$200 million as at December 31, 2025] and sales to these customers represented less than 5% of the Company’s total sales. In determining the allowance for expected credit losses, the Company considers changes in customers’ credit ratings, liquidity, customers’ historical payments and loss experience, current economic conditions, and the Company's expectations of future economic conditions.

[e]    Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

The Company is exposed to interest rate risk on its Term Loans as the interest rate is variable, however the Company is not exposed to interest rate risk on Senior Notes as the interest rates are fixed.

48	Magna International Inc. Second Quarter Report 2026

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.   Financial instruments (CONTINUED)

[f]   Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, and when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At June 30, 2026, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars		For Euros
		Weighted	Mexican	Weighted		Weighted	Czech	Weighted
	U.S. dollar	average	Peso	average	U.S. dollar	average	Koruna	average
	amount	rate	amount	rate	amount	rate	amount	rate
Buy	162	1.34223	20,168	0.04860	1,409	0.84344	12,278	0.03979
(Sell)	(1,482)	0.74497	(74)	20.21642	(1,562)	1.18119	—	—

Forward contracts mature at various dates through 2030. Foreign currency exposures are reviewed quarterly.

16.   CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In the third quarter of 2025, Ford initiated recalls covering approximately 3.8 million vehicles equipped with rearview cameras or image processing modules supplied by the Company. Ford also announced a new 15-year extended warranty program for up to approximately 14.9 million vehicles also equipped with rearview cameras supplied by us. Ford is claiming approximately $288 million in costs related to these recalls and warranty claims. Additional recalls and/or extended warranty programs remain possible. The Company is in technical and commercial discussions with Ford, however, at this time, root cause determinations have not been made and/or confirmed for the vehicles covered by Ford’s recalls and warranty extension program. Even after root cause(s) have been determined, other challenges make it difficult to fully quantify the Company’s potential financial exposure, if any. These challenges include: integration with other vehicle systems and non camera components; the age of affected vehicles; duration of the original warranty; number of affected vehicles brought to Ford dealers for inspection; and dealer discretion to determine the nature of the remedy to be applied, which may range from software upgrades, inspection of the rearview camera and other components, repairs, or replacement of the rearview camera. In the absence of certainty as to the scope of potentially affected vehicles, the root cause(s) of the alleged product failures, and/or the related costs of service actions, the Company is unable to fully estimate its potential exposure, if any, for recall-related costs and the extension of product warranties by Ford to affected vehicle owners. If the Company is determined to be fully or partially responsible for defective rearview cameras, any recall and extended warranty costs in excess of amounts accrued could be material to the Company’s profitability in the period(s) in which such costs are recognized or provided for.

As a result of the bankruptcy of Fisker, Inc., owners of Fisker Ocean SUVs have asserted claims for alleged vehicle defects and breaches of state “lemon laws” against J.P. Morgan Chase, N.A. [“Chase”], the direct financer of approximately 2,000 such vehicles in the United States. Chase has indicated that it will seek indemnification from the Company, as contract manufacturer, for damages and legal costs incurred with the resolution of these claims. The Company has insufficient information to determine the existence or extent of potential liability, if any, related to this matter at this time.

Magna International Inc. Second Quarter Report 2026	49

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.  SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics, and roof systems.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker is the Chief Executive Officer. The chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. The chief operating decision maker uses Adjusted EBIT to assess operating performance, allocate resources, and to help plan the Company's long-term strategic direction and future global growth. Adjusted EBIT is calculated by taking Net income and adding back Amortization of acquired intangible assets, Income taxes, Interest expense, net and Other expense, net.

[a]	The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated net income:

	Three months ended June 30, 2026
						Fixed
	Total	External	Adjusted		Equity	asset
	sales	sales	EBIT [ii]	Depreciation	income	additions
Body Exteriors & Structures	$4,421	$4,364	$360	$209	$(2)	$115
Power & Vision	4,093	4,010	245	135	(30)	111
Seating Systems	1,448	1,446	51	24	(12)	25
Complete Vehicles	1,160	1,153	37	18	(1)	15
Corporate & Other [i]	(142)	7	(16)	9	—	3
Total Reportable Segments	$10,980	$10,980	$677	$395	$(45)	$269

	Three months ended June 30, 2025
						Fixed
	Total	External	Adjusted		Equity	asset
	sales	sales	EBIT [ii]	Depreciation	income	additions
Body Exteriors & Structures	$4,253	$4,191	$347	$191	$(2)	$104
Power & Vision	3,857	3,784	162	146	(16)	107
Seating Systems	1,433	1,431	42	26	(10)	19
Complete Vehicles	1,226	1,218	28	17	(2)	12
Corporate & Other [i]	(138)	7	4	8	(2)	4
Total Reportable Segments	$10,631	$10,631	$583	$388	$(32)	$246

50	Magna International Inc. Second Quarter Report 2026

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.	Segmented Information (CONTINUED)

	Six months ended June 30, 2026
						Fixed
	Total	External	Adjusted		Equity	asset
	sales	sales	EBIT [ii]	Depreciation	income	additions
Body Exteriors & Structures	$8,500	$8,382	$634	$415	$(3)	$203
Power & Vision	7,974	7,811	497	280	(114)	206
Seating Systems	2,788	2,781	76	49	(22)	43
Complete Vehicles	2,384	2,372	69	37	(1)	26
Corporate & Other [i]	(285)	15	(41)	17	—	10
Total Reportable Segments	$21,361	$21,361	$1,235	$798	$(140)	$488

	Six months ended June 30, 2025
						Fixed
	Total	External	Adjusted		Equity	asset
	sales	sales	EBIT [ii]	Depreciation	income	additions
Body Exteriors & Structures	$8,219	$8,099	$577	$375	$(3)	$233
Power & Vision	7,503	7,359	286	281	(30)	211
Seating Systems	2,745	2,741	12	51	(14)	36
Complete Vehicles	2,502	2,485	72	35	(3)	24
Corporate & Other [i]	(269)	16	(10)	15	(2)	10
Total Reportable Segments	$20,700	$20,700	$937	$757	$(52)	$514

[i] Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii] The following table reconciles Net income to Adjusted EBIT:

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Net income	$479	$394	$478	$547
Add:
Amortization of acquired intangible assets	17	29	36	55
Interest expense, net	37	52	74	102
Other expense, net	24	6	439	59
Income taxes	120	102	208	174
Adjusted EBIT	$677	$583	$1,235	$937

Other segment items constitute the difference between External sales by segment and Adjusted EBIT by segment, and are comprised of cost of goods sold, selling, general, and administrative expenses, depreciation, and equity income. No significant expense categories are being provided to the chief operating decision maker on a regular basis.

Magna International Inc. Second Quarter Report 2026	51

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.	Segmented Information (CONTINUED)

[b] The following table shows segment information for Goodwill, Investments, and Net Assets for the Company's reporting segments:

	June 30, 2026			December 31, 2025
	Goodwill	Investments	Net Assets	Goodwill	Investments	Net Assets
Body Exteriors & Structures	$457	$18	$8,337	$461	$24	$8,725
Power & Vision [i]	1,598	607	6,323	1,654	524	6,699
Seating Systems	262	209	1,284	260	226	1,372
Complete Vehicles	112	119	511	116	115	471
Corporate & Other	19	295	1,008	21	214	1,029
Total Reportable Segments	$2,448	$1,248	$17,463	$2,512	$1,103	$18,296

[i] Includes $57 million of net assets held for sale.

[c]	The following table reconciles Total Assets to Net Assets:

	June 30,	December 31,
	2026	2025
Total Assets	$31,292	$31,417
Deduct assets not included in segment net assets:
Cash and cash equivalents	(1,430)	(1,612)
Deferred tax assets	(896)	(864)
Long-term receivables from joint venture partners	(84)	(117)
Deduct liabilities included in segment net assets:
Accounts payable	(7,262)	(6,895)
Accrued salaries and wages	(924)	(888)
Other accrued liabilities	(3,038)	(2,745)
Liabilities held for sale	(195)	—
Segment Net Assets	$17,463	$18,296

18.   SUBSEQUENT EVENT

Normal Course Issuer Bid

Subsequent to June 30, 2026, the Company purchased 2,673,000 Common Shares for cancellation under its existing normal course issuer bid for cash consideration of $176 million.

52	Magna International Inc. Second Quarter Report 2026